UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ASTROTECH CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
046484101
(CUSIP Number)
R. Scott Nieboer
Curtiswood Capital, LLC
104 Woodmont Blvd., Ste 200
Nashville, TN 37205
(615) 386-0231
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications)
July 14, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240,13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	046484101

1	NAMES OF REPORTING PERSONS: Trace Partners, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 74-3039531

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Nevada

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,735,287

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,735,287

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,735,287

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.63%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	046484101

1	NAMES OF REPORTING PERSONS: Curtiswood Capital, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 74-3039527

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Tennessee

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,334

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,334

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,334

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	BD

CUSIP No.	046484101

1	NAMES OF REPORTING PERSONS: Trace Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 74-3039558

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Nevada

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,736,621

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,736,621

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,736,621

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.63%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO HC

CUSIP No.	046484101

1	NAMES OF REPORTING PERSONS: Robert Scott Nieboer I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		25,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,736,621

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		25,000

WITH	10	SHARED DISPOSITIVE POWER:

		1,736,621

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,761,621

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.79%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN HC

CUSIP No.	046484101

1	NAMES OF REPORTING PERSONS: Mark Forward Eberle I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,736,621

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,736,621

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,736,621

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.63%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN HC

Item 1: Security and Issuer.
     This statement relates to the common stock, no par value per share (“Common Stock”), issued by Astrotech Corporation (the “Issuer”) whose principal executive offices are located at 907 Gemini Street, Houston, Texas 77058-2762
Item 2: Identity and Background.
(a-c, f) This Amendment No. 1 Schedule 13D is being filed jointly by:
Trace Partners, LP, a Nevada limited partnership (“Trace”). Trace is an investment partnership and the sole member of Curtiswood Capital, LLC.
Curtiswood Capital, LLC, a Tennessee limited liability company (“Curtiswood”). Curtiswood is a registered broker-dealer.
Trace Management, LLC, a Nevada limited liability company (“Management”). Management is the general partner of Trace.
Robert Scott Nieboer, a United States citizen (“Nieboer”). Nieboer is the Chief Manager of Curtiswood, a member of Management, and a FINRA registered principal of Curtiswood.
Mark Forward Eberle, a United States citizen (“Eberle”). Eberle is a member of Management, and also a FINRA registered principal of Curtiswood.
Each of Trace, Curtiswood, Management, Nieboer, and Eberle is a “Reporting Person” and collectively they are “Reporting Persons”.
The principal business address of each of the Reporting Persons is 104 Woodmont Blvd., Ste. 200, Nashville, TN, 37205.
(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Not applicable.
Item 4. Purpose of Transaction.
Each of the Reporting Persons holds shares of Common Stock described herein for investment purposes. On July 10, 2009 each of the Reporting Persons, together with SMH Capital Advisors, Inc. (“SMH”), formed a group pursuant to an Investors’ Agreement dated July 10, 2009 (the “Investors’ Agreement”), for the purpose of effecting a change in the present Board of Directors and certain senior management of the Issuer, in an effort to enhance shareholder value. Effective July 14, 2009, the parties to the Investors’ Agreement consented to its termination and accordingly SMH has withdrawn as a member of the group that was formed under the Investors’ Agreement. A copy of the Consent of Termination is attached as Exhibit 7.1 hereto.
Each of the Reporting Persons are affiliated and each person intends to vote all of their shares of the Issuer owned or over which such person has voting control as follows:
(i) to elect such persons as shall be mutually determined by and acceptable to the Investors to the Board of the Directors including in possible opposition to certain of the current directors; and
(ii) to effectuate a change in certain senior members of management in order to align the business direction of the Issuer with the objectives of the Reporting Persons, as shareholders of the Issuer.
At the present time none of the Reporting Persons have any present plans or intentions that would change the number or term of directors, or that would result in or relate to any of the transactions described in subparagraphs (a) through (c), (e), (f), (g), (h) or (i).
Item 5. Interest in Securities of the Issuer.
(a-e)	As of the date hereof, the interests of the Reporting Persons may be deemed to be as follows:
(i)	Trace is the beneficial owner of 1,735,287 Shares representing 10.63% of such class of securities, based upon the 16,323,968 shares (the “Outstanding Shares”) the Reporting Persons believe to have been outstanding as of May 7, 2009 as reported in the Issuer’s report on Form 10-Q for the quarterly period ended March 31, 2009.

(ii)	Curtiswood is the beneficial owner of 1,334 shares of Common Stock representing less than 1% of the Outstanding Shares, of which 1 share of Common Stock is outstanding and 1,333 shares may be acquired upon conversion of a security, and has shared voting power and shared dispositive power with respect to such Shares. Curtiswood does not have the sole voting power or dispositive power with respect to any Shares to which this filing relates.

(iii)	Trace Management is the beneficial owner of 1,736,621 shares of Common Stock representing 10.63% of the Outstanding Shares, and has shared voting power and shared dispositive power with respect to such Shares. Trace Management does not have the sole voting power or sole dispositive power with respect to any Shares to which this filing relates.

(iv)	Nieboer is the beneficial owner of 1,761,621 shares of Common Stock representing 10.79% of the Outstanding Shares. Nieboer has the sole voting power and sole dispositive power with respect to 25,000 Shares, being less than 1% of the Outstanding Shares. Nieboer has shared voting power and shared dispositive power with respect to 1,736,621 Shares, representing 10.63% of the Outstanding Shares.

(v)	Eberle does not own any of the Outstanding Shares or have the sole voting power and sole dispositive power with respect to any Shares. Eberle has shared voting power and shared dispositive power with respect to 1,736,621 Shares, representing 10.63% of the Outstanding Shares.
c)	Not applicable, except as previously reported.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Reporting Persons are affiliates who intend to vote their Shares to elect such persons as shall be mutually determined by them for election to the Board of Directors of the Issuer, including in possible opposition to certain of the current directors of the Issuer, and to seek to effectuate a change in certain senior members of management of the Issuer. Upon the termination of the Investors’ Agreement, and except for the understandings and relationships described in the preceding sentence, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.
Item 7. Material to be filed as Exhibits.
Incorporated by reference or filed as exhibits hereto are the following:
7.1	Consent of Termination effective July 14 , 2009

SIGNATURE
     After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 14, 2009

TRACE PARTNERS, L.P.
By:	Trace Management, LLC, its general partner

By:	/s/ R. Scott Nieboer
R. Scott Nieboer, Chief Manager

CURTISWOOD CAPITAL, LLC
By:	/s/ R. Scott Nieboer
R. Scott Nieboer, Chief Manager

TRACE MANAGEMENT, LLC
By:	/s/ R. Scott Nieboer
R. Scott Nieboer, Chief Manager

/s/ R. Scott Nieboer
Robert Scott Nieboer

/s/ Mark Forward Eberle
Mark Forward Eberle